EXHIBIT 4.1

DESCRIPTION OF SECURITIES

Authorized Capital Stock

The second amended and restated certificate of incorporation, as amended, authorizes the issuance of 466,000,000 shares, of which 400,000,000 shares are designated as Class A common stock, par value $0.0001 per share (“Class A common stock”), 65,000,000 shares are designated as Class B common stock, par value $0.0001 per share (“Class B common stock”), and 1,000,000 shares are shares of preferred stock, par value $0.0001 per share.

Common Stock

Class A common stock

Voting Rights

Holders of Class A common stock are entitled to cast one vote per share of Class A common stock. Generally, holders of all classes of common stock vote together as a single class, and an action is approved by stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast in contested elections. Holders of Class A common stock are not entitled to cumulate their votes in the election of directors.

Dividend Rights

Holders of Class A common stock share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the Class A common stock with respect to the payment of dividends.

Liquidation, Dissolution and Winding Up

On the liquidation, dissolution, distribution of assets or winding up of we, each holder of Class A common stock is entitled, pro rata on a per share basis, to all assets of we of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of we then outstanding.

Other Matters

Holders of shares of Class A common stock do not have subscription, redemption or conversion rights. All the outstanding shares of Class A common stock are validly issued, fully paid and non-assessable.

Class B Common Stock

Voting Rights

Holders of Class B common stock are entitled to cast 10 votes per share of Class B common stock. Generally, holders of all classes of common stock vote together as a single class, and an action is approved by stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast in contested elections. Holders of Class B common stock are not entitled to cumulate their votes in the election of directors.

Dividend Rights

Holders of Class B common stock share ratably (based on the number of shares of Class B common stock held) if and when any dividend is declared by the Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the Class B common stock with respect to the payment of dividends.

Optional Conversion Rights

Holders of Class B common stock have the right to convert shares of their Class B common stock into fully paid and non-assessable shares of Class A common stock, on a one-to-one basis, at the option of the holder at any time upon written notice to we.

Mandatory Conversion Rights

Holders of Class B common stock shall have their Class B common stock automatically converted into Class A common stock, on a one-to-one basis, upon the occurrence of any of the events described below:

(1)

Any sale, assignment, transfer, conveyance, hypothecation, or other transfer or disposition, directly or indirectly, of any Class B common stock or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation, or otherwise), including, without limitation the transfer of a share of Class B common stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, voting control over such share by proxy or otherwise, other than a permitted transfer.

(2)

Upon the first date on which the Astra Founders, together with all other qualified stockholders, collectively cease to beneficially own at least 20% of the number of shares of Class B common stock held by the Astra Founders on the Closing Date (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination, or recapitalization of the Class B common stock) collectively held by the Astra Founders and their permitted transferees.

(3)	Upon the date specified by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Class B common stock, voting as a separate class.

Liquidation Rights

On the liquidation, dissolution, distribution of assets or winding up of we, each holder of Class B common stock will be entitled, pro rata on a per share basis, to all assets of we of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of we then outstanding.

Preferred Stock

Our second amended and restated certificate of incorporation, as amended, provides that our Board of Directors has the authority, without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of our assets, which rights may be greater than the rights of the holders of the common stock. There are no shares of preferred stock outstanding.

The purpose of authorizing the Board to issue preferred stock and determine the rights and preferences of any classes or series of preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the dividend or liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the Class A common stock.

Warrant to Purchase Common Stock dated August 4, 2023

We sold and issued warrrants to purchase 1,500,000 shares of our Class A common stock (adjusted for the 1 for 15 reverse stock split that occurred on September 13, 2023 (the “Reverse Stock Split”)) (the “Warrants”) pursuant to a securities purchase agreement dated August 4, 2023. The Warrants were registered under the Securities Act of 1933 pursuant to the Company’s shelf registration statement and a prospectus supplement filed on August 4, 2023. There is only one holder of the Warrrants and they were issued on the form of Warrant to Purchase Common Stock filed as Exhibit 4.2 to the Company’s current report on Form 8-K, dated August 4, 2023, which is incorporated here by reference.

The Warrants expire August 4, 2028 and are immediately exercisable upon issuance at an exercise price of $6.75 per share, subject to certain adjustments. The exercise price of the Warrants, and the number of Warrant Shares potentially issuable upon exercise of the Warrants, will be adjusted proportionately if the Company subdivides its shares of common stock into a greater number of shares or combines its shares of common stock into a smaller number of shares. In addition, until the earlier to occur of (i) such date as the Company has completed Equity Issuances (as defined in the Warrants) after August 4, 2023 for gross proceeds of at least $20.0 million, and (ii) August 4, 2024, if the Company grants, issues or sells or is deemed to have granted, issued or sold, any shares of Class A Common Stock (excluding any Excluded Securities (as defined in the Warrants)) for a consideration per share (the “New Issuance Price”) less than a price equal to the Initial Warrant exercise price in effect immediately prior to such granting, issuance or sale or deemed granting, issuance or sale (such Exercise Price then in effect is referred to herein as the “Applicable Price”) (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the exercise price then in effect for the Warrants will be reduced to an amount equal to the New Issuance Price. The exercise price for the Warrants were adjusted in connection with the Reverse Stock Split and also in connection with the issuance of unregistered Common Stock Purchase Warrants on November 6, 2023. The current exercise price for the Warrants is $0.808 per Warrant.